UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

    (Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2023 and 2022

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and Benefits Committee of the
Dover Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Insero & Co. CPAs, LLP
Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since 2019.

Rochester, New York
June 20, 2024

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2023	2022
Assets:
Investments:
Investments at fair value	$1,573,706	$1,320,035
Investments at contract value	109,125	122,067
Total investments	1,682,831	1,442,102
Receivables:
Participant contributions receivable	—	84
Employer contributions receivable	14,391	12,691
Notes receivable from participants	23,418	21,838
Total receivables	37,809	34,613

Total assets	1,720,640	1,476,715

Liabilities:
Pending securities settlements	—	3,181

Net assets available for benefits	$1,720,640	$1,473,534

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2023
Additions:
Investment income:
Dividends and interest	$8,693
Net appreciation in investments	239,816
Total investment income	248,509

Interest income on notes receivable from participants	1,155

Contributions:
Participant	73,862
Employer	45,478
Rollovers	6,209
Total contributions	125,549
Total additions	375,213

Deductions:
Distributions	(181,493)
Administrative expenses	(1,477)
Total deductions	(182,970)

Increase in net assets available for benefits prior to transfers	192,243

Plan transfers	54,863

Increase in net assets available for benefits after transfers	247,106

Net assets available for benefits:
Beginning of year	1,473,534
End of year	$1,720,640

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the "Plan") provides only general plan-related information. This description reflects the governing terms and conditions which are contained in the written Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The assets of the Plan that are invested in Dover common stock are held in a separate fund ("Dover Stock Fund") which constitutes an Employee Stock Ownership Plan (an "ESOP") as described under certain sections of the Internal Revenue Code ("IRC"), as amended. The Plan gives participants the option to receive cash dividends attributable to the portion of respective account balances held in the Dover Stock Fund. This allows Dover to deduct, for Federal income tax purposes, the dividends paid with respect to the Dover common stock in the Dover Stock Fund, regardless of whether participants actually receive the dividends in cash.

Bank of America, N.A. is the trustee for the Plan and has served in that capacity since September 1, 2020. The trustee has authority from Dover's Benefits Committee (the "Plan Administrator") to purchase and sell securities.

Eligibility

Eligible employees of Dover who have elected to participate in the Plan may make pre-tax deferrals or Roth 401(k) contributions to the Plan. Subsidiaries of Dover that participate in the Plan (each, a "Participating Employer") make matching contributions and may make discretionary profit-sharing contributions and automatic base contributions to the Plan. Generally, all employees of such participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment and Escalation

The Plan has an automatic enrollment feature for all employees. Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally elect to opt-out of the Plan or affirmatively elect to contribute at an alternative rate within thirty days starting at the date of hire. Participants who are automatically enrolled in the Plan will have their deferral amounts automatically increased by 1% annually (up to a maximum of 6%), unless they otherwise elect to opt-out of the automatic increase feature. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Fund based on the participant's date of birth unless the participant elects to have contributions invested within any of the other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals and Roth 401(k) contributions from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, participants may elect to defer between 1% to 50% (in whole percentages) of their eligible compensation ("Participant Contribution") to their accounts in the Plan. Participants who have attained the age of 50 by the end of the Plan Year are eligible to make catch-up contributions. The pre-tax deferrals promote retirement savings while lowering current taxable income to participants. Roth 401(k) contributions promote retirement savings by allowing participation on an after-tax basis with tax free distribution of qualified withdrawals. The total amounts of participant pre-tax deferrals, Roth 401(k) contributions and catch-up contributions that participants are allowed to make to the Plan on an annual basis are subject to applicable IRC limits. Each participant also has the right to roll over certain distributions into the Plan from other tax-qualified plans or appropriate individual retirement accounts.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Employer

The Plan allows for a fixed per-payroll matching contribution ("Basic Employer Matching Contribution"). The Basic Employer Matching Contribution is generally 100% on the first 1% and 50% on the next 5% of pre-tax deferrals or Roth 401(k) contributions to the Plan. The Basic Employer Matching Contribution formula for employees covered under a collective bargaining agreement may vary between Participating Employers. Basic Employer Matching Contributions may be made in the form of cash or Dover stock.

Generally, in any Plan Year in which a participant does not receive the maximum Basic Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations or changes to individual deferral rates during the Plan Year), the Participating Employers will make an annual true-up matching contribution shortly after the end of the year which allows eligible participants to receive the maximum allowable Basic Employer Matching Contribution to which they are entitled.

In addition to the Basic Employer Matching Contribution, Participating Employers make an annual automatic base contribution equal to the greater of 1% of pay or 750 dollars to employees who are actively employed on the last day of the Plan Year. In general, the annual automatic base contribution is available to participants who are not eligible to participate in the Dover Corporation Pension Plan, in which benefits were frozen effective December 31, 2023. A Participating Employer may also elect to make a profit sharing contribution based on a stated formula or a combination of both profit sharing and automatic base contributions.

Vesting

All participants are fully vested immediately with respect to their own pre-tax deferrals, Roth 401(k) contributions, catch-up contributions and Basic Employer Matching Contributions. Generally, the automatic base contributions vest immediately for employees of Participating Employers.

Except for those Participating Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service at a rate of 20% per year. A participant's profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment. Unvested amounts are forfeited and used to offset future employer contributions. As of December 31, 2023 and 2022, accumulated forfeited unvested amounts totaled $1,610 and $1,163, respectively. During the 2023 Plan Year, there were $388 of forfeitures used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are actively employed and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, but may be increased to cover income taxes that the participant is expected to incur on the amount of the withdrawal. In addition to federal tax withholding, hardship withdrawals are generally subject to a 10% excise tax.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows terminated, fully-vested participants who have reached age 55 the option to receive installment distribution payments. Distributions may be made payable directly to participants with income taxes withheld, or may be rolled over to another qualified retirement plan or individual retirement account. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock "in-kind" and the remaining fractional share in cash.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The minimum amount that can be borrowed is $1 for each loan. The maximum amount that can be borrowed is the lesser of (i) 50% of the eligible vested account balance, (ii) $50, reduced by the highest outstanding balance of Plan loans during the previous 12 months or (iii) the combined value of the participant's salary reduction account and

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

rollover account. The notes receivable are secured by the balances in the participant's vested accounts and participants repay the notes receivable in full or via payroll deduction. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2023 bear interest at rates between 3.25% and 9.50%. A participant may have up to two outstanding notes receivable at one time and only one of which can be a primary residence loan. The loan repayment period is limited to 59 months for a general purpose loan and 359 months for a loan used to purchase or build a principal residence and repayments must be made in substantially level installments.

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds. Participants who are considered Dover "insiders" may only complete transfers involving Dover stock during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their Plan account in the same manner as other Dover stockholders. The trustee represents those participants who did not exercise voting rights by casting votes on their behalf in the same proportion as the shares of Dover stock in the Plan for which it received voting instructions.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal and audit fees are paid by the trust. Fees or commissions associated with each of the investment options and certain other administrative expenses of the Plan are paid primarily by participants on a quarterly basis as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment securities which are exposed to various risks, including, but not limited to, interest rate, market volatility, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

At December 31, 2023 and 2022, 21.0% and 21.6%, respectively, of the Plan's net assets available for benefits were invested in Dover common stock.

Investment Valuation

The Plan's investments are reported at fair value (see Note 4 — Fair Value Measurements), except for fully benefit-responsive investment contracts, which are reported at contract value (see Note 3 — Investments).

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Investment Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Due to timing of settlements, there may be pending transactions as of the financial statement date that result in a receivable or payable to the Plan. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the trustee where they earn the prevailing market rate of interest. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments bought and sold as well as held during the year.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables and interest-bearing cash approximates fair value due to their short-term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deduction and the notes are collateralized by the participants' vested account balances. Interest income is recorded as earned.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions

Refunds of excess participant pre-tax deferral, Roth 401(k) and catch-up contributions may be required to satisfy the relevant nondiscrimination and compliance provisions of the Plan. Such refunds are accrued as a liability and a reduction in contributions in the Plan year in which the excess deferral was made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover retains the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements during either Plan year presented.

3. Investments

The Plan Administrator periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals.

The Plan offered the following investment fund types during 2023 and 2022:

Dover Stock Fund:
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Mutual fund:
The mutual fund is traded in an active market and valued by obtaining quoted prices from nationally recognized securities exchanges and invests in domestic common stock.

Collective funds:
The collective funds are valued at their respective Net Asset Value ("NAV") as reported by such trust. The NAV is used as a practical expedient to estimate fair value based on the underlying assets of the trust. The fair value of the underlying assets is obtained by the Plan's trustee from information provided by each fund manager using their respective audited financial statements of the collective trusts at year end. Generally there are no restrictions on redemption of these investments, however, some investments may require an advance written notice to the trustee prior to redemption of trust units.

Dover Stable Value Fund:
The Dover Stable Value Fund invests in a diversified portfolio of fully benefit-responsive guaranteed investment contracts ("GICs"), including traditional and constant duration synthetic GICs, mortgage-backed securities and a money market fund. The money market fund and mortgaged-backed securities are held at fair value and the money market fund is included in interest-bearing cash. See Note 4 — Fair Value Measurements.

The traditional GICs held by the Plan are guaranteed investment contracts where the contract issuer is contractually obligated to repay the principal on a specified date and interest at a specified interest rate. The crediting rate for traditional GICs is based on a competitive quote by the contract issuer and is fixed until maturity. The constant duration synthetic GICs are wrapper contracts paired with underlying investments which are owned by the Plan. The crediting rate for the constant duration synthetic GICs is based on a formula established by the contract issuer and is variable through maturity. The GICs allow participant-directed transactions to be made at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds.

For both traditional and constant duration synthetic GICs, withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include but are not limited to the following: (1) employer-initiated events which would have a material number of participants leave the Plan; (2) employer communications designed to induce participants to transfer from the fund; (3) a legal regulatory event such as an adverse ruling by a regulatory agency; and (4) changes of tax qualification status of the employer or the Plan. In such circumstances, fair market value would likely be used to determine payouts to participants. In general, the Plan may terminate the contract and settle at other than contract value due to breach of material obligations under the contract and misrepresentation by the contract holder, failure of the underlying portfolio to conform to the pre-established investment guidelines, or a request by the Plan sponsor to terminate or partially terminate the contract at fair market value. At this time, the Plan does not believe that an event limiting the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Traditional GICs	$4,444	$4,295
Constant duration synthetic GICs	104,681	117,772
Total	$109,125	$122,067

4. Fair Value Measurements

Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Mutual fund and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Interest-bearing cash: Stated at cost, which approximates fair value.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Mortgage-backed securities: These investments are valued using the market approach, in which a security's value is determined through reference to prices and information from market transactions for similar or identical assets.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held as of December 31, 2023 or 2022 or during the year ended December 31, 2023.

Below are the Plan's financial instruments carried at fair value by their ASC 820 fair value hierarchy level as of December 31, 2023 and 2022:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$361,649	$—	$—	$361,649
Mutual fund	55,667	—	—	55,667
Interest-bearing cash	9,342	—	—	9,342
Total investments in the fair value hierarchy	426,658	—	—	426,658
Investments measured at net asset value*
Collective funds	—	—	—	1,147,048
Total investments at fair value	$426,658	$—	$—	$1,573,706

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$318,837	$—	$—	$318,837
Mutual fund	51,739	—	—	51,739
Interest-bearing cash	6,443	—	—	6,443
Mortgage-backed securities	—	3,181	—	3,181
Total investments in the fair value hierarchy	377,019	3,181	—	380,200
Investments measured at net asset value*
Collective funds	—	—	—	939,835
Total investments at fair value	$377,019	$3,181	$—	$1,320,035
* In accordance with Subtopic 820-10, certain investments that are measured using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

5. Related Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover. As the Plan sponsor, Dover is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are managed by the trustee or companies owned by the trustee that qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Dover and no such employee receives compensation from the Plan. Other expenses relating to the Plan, including certain legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested, or as an offset to investment earnings.

At December 31, 2023 and 2022, the Plan held 2,258 and 2,240 shares of Dover stock, respectively. Dividends received by the Plan on these shares totaled $4,558 for the year ended December 31, 2023. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan obtained its latest determination letter on April 28, 2015, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Dover believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Dover believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2021.

7. Plan Transfers

On January 3, 2023, assets were transferred into the Plan from the legal plan mergers of the Engineered Controls International, LLC Retirement Plan, the Acme Cryogenics, Inc. Employees 401(k) Plan and the Malema Engineering Corporation 401(k) Plan. Plan assets transferred were $38,450, $14,304 and $2,109 respectively. Employees of these plans began participating in the Plan effective January 1, 2023.

8. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and changes in net assets available for benefits as presented in these financial statements to the balances per Form 5500:

	As of December 31,
	2023	2022
Net assets available for plan benefits per the financial statements	$1,720,640	$1,473,534
Adjustment from contract value to fair value for fully benefit-responsive GICs	(5,770)	(8,278)
Net assets available for plan benefits per the Form 5500	$1,714,870	$1,465,256

For the Year Ended December 31, 2023
Change in net assets available for benefits prior to transfers per the financial statements	$192,243
Change in adjustment from contract value to fair value for fully benefit-responsive GICs	2,508
Change in net assets available for benefits per the Form 5500	$194,751

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

9. Subsequent Event

On January 11, 2024, assets amounting to $520 were transferred into the Plan from the legal plan merger of AvaLan Wireless Retirement Plan. Employees of this plan began participating in the Plan effective January 1, 2024.

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2023
(in thousands)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	Interest-bearing cash:
*	Merrill Lynch Bank	Deposit program	$1,012
	Columbia	Money market funds	8,330
		Total interest-bearing cash	9,342

	Stock fund:
*	Dover Corporation	Dover Stock Fund	361,649

	Mutual fund:
	Vanguard	Small Cap Index Fund Institutional	55,667

	Collective funds:
	Aristotle	Small-Mid Cap Equity Collective Trust B	18,808
	GQG	GQG Partners Intl Eqty CL C	35,813
	T. Rowe	Structured Research Common Trust Fund Class C	172,925
	Vanguard	Target Retirement Income Trust I	28,864
	Vanguard	Target Retirement 2020 Trust I	32,724
	Vanguard	Target Retirement 2025 Trust I	65,582
	Vanguard	Target Retirement 2030 Trust I	134,041
	Vanguard	Target Retirement 2035 Trust I	71,159
	Vanguard	Target Retirement 2040 Trust I	103,347
	Vanguard	Target Retirement 2045 Trust I	45,332
	Vanguard	Target Retirement 2050 Trust I	38,968
	Vanguard	Target Retirement 2055 Trust I	29,891
	Vanguard	Target Retirement 2060 Trust I	17,738
	Vanguard	Target Retirement 2065 Trust I	6,676
	Vanguard	Target Retirement 2070 Trust I	328
	Vanguard	Target Retirement INCM & GR	18
	Vanguard	Vanguard Institutional Index 500	169,275
	Vanguard	Vanguard Institutional Extended Market Index	30,369
	Vanguard	Vanguard Total Bond Market Index	40,629
	Vanguard	Vanguard Total Institutional Stock Market Index	36,777
	Prudential	Prudential Core Plus Bond 6	30,620
	William Blair	Small-Mid Cap Growth CIT	37,164
		Total collective funds	1,147,048

	Dover stable value fund:
	Fully benefit-responsive investment contracts:
**	Principal Life	Traditional guaranteed investment contract	1,260
**	United of Omaha	Traditional guaranteed investment contract	655
**	United of Omaha	Traditional guaranteed investment contract	1,261
**	United of Omaha	Traditional guaranteed investment contract	1,268
	AT&T INC	4.35% - 03/01/2029 - 375	370
	ABBVIE INC	4.25% - 11/14/2028 - 350	348
	ACE INA HOLDINGS INC	3.35% - 05/03/2026 - 400	389

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	ALLYA_23-1	5.46% - 05/15/2028 - 750	759
	AMERICAN ELECTRIC POWER C	5.20% - 01/15/2029 - 325	330
	AMERICAN TOWER CORPORATIO	5.80% - 11/15/2028 - 275	286
	AMCAR_21-3	0.76% - 08/18/2026 - 200	195
	COLUMBIA TR MM FUND ZERO	Money market	512
	AMGEN INC	4.05% - 08/18/2029 - 425	416
	AXIS_21-1A	0.75% - 11/20/2026 - 78	77
	ANHEUSER-BUSCH INBEV WORL	4.00% - 04/13/2028 - 300	297
	ANTHEM INC	4.10% - 03/01/2028 - 175	172
	APPLE INC	1.20% - 02/08/2028 - 350	312
	ASTRAZENECA FINANCE LLC	4.88% - 03/03/2028 - 375	382
	BMWOT_22-A	3.44% - 12/26/2028 - 400	390
*	BANK OF AMERICA CORP	5.82% - 09/15/2029 - 1,075	1,110
	BACM_16-UB10	3.02% - 07/15/2049 - 181	176
	BANK OF MONTREAL	5.72% - 09/25/2028 - 500	518
	BANK OF NEW YORK MELLON C	6.32% - 10/25/2029 - 500	531
	BANK OF NOVA SCOTIA	5.25% - 06/12/2028 - 500	508
	BECTON DICKINSON AND COMP	4.69% - 02/13/2028 - 325	327
	BERKSHIRE HATHAWAY ENERGY	3.25% - 04/15/2028 - 300	285
	BP CAPITAL MARKETS AMERIC	3.94% - 09/21/2028 - 450	441
	BRISTOL-MYERS SQUIBB CO	3.90% - 02/20/2028 - 375	368
	BAE SYSTEMS FINANCE INC	7.50% - 07/01/2027 - 375	405
	BROADCOM INC	4.75% - 04/15/2029 - 375	376
	CCG_21-1	0.30% - 06/14/2027 - 18	18
	CCG_21-2	0.54% - 03/14/2029 - 44	43
	CFCRE_16-C4	3.09% - 05/10/2058 - 51	49
	CFCRE_17-C8	3.37% - 06/15/2050 - 42	41
	CIGNA CORP	3.40% - 03/01/2027 - 350	337
	CMS ENERGY CORPORATION	3.45% - 08/15/2027 - 275	262
	COMM_14-CR16	4.05% - 04/10/2047 - 925	919
	COMM_14-LC17	3.62% - 10/10/2047 - 35	35
	COMM_14-LC17	3.92% - 10/10/2047 - 785	772
	COMM_14-UBS6	3.39% - 12/10/2047 - 17	17
	COMM_15-CR22	3.31% - 03/10/2048 - 50	48
	COMM_16-COR1	2.97% - 10/10/2049 - 61	59
	COMM_18-COR3	4.18% - 05/10/2051 - 575	562
	CSAIL_19-C16	3.14% - 06/15/2052 - 55	52
	CNH_21-C	0.81% - 12/15/2026 - 338	325
	CSAIL_15-C1	3.35% - 04/15/2050 - 96	95
	CSAIL_16-C7	3.31% - 11/15/2049 - 236	230
	CSX CORPORATION	3.80% - 03/01/2028 - 325	319
	CNH_21-B	0.44% - 08/17/2026 - 259	250
	CVS HEALTH CORP	5.00% - 01/30/2029 - 325	331
	CARMX_22-4	5.34% - 08/16/2027 - 550	551
	CARRIER GLOBAL CORP	2.49% - 02/15/2027 - 275	259
	CRVNA_20-P1	0.61% - 10/08/2026 - 377	366
	CRVNA_21-N1	0.70% - 01/10/2028 - 99	94
	CRVNA_21-N4	1.80% - 09/11/2028 - 525	493
	CRVNA_21-P4	1.31% - 01/11/2027 - 761	737

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	CRVNA_22-P1	3.35% - 02/10/2027 - 313	308
	CATERPILLAR FINANCIAL SER	3.60% - 08/12/2027 - 450	440
	CNP_12-1	3.03% - 10/15/2025 - 129	127
	CGCMT_16-C1	3.00% - 05/10/2049 - 174	169
	CITIGROUP INC	4.60% - 03/09/2026 - 755	745
	CGCMT_14-GC25	3.64% - 10/10/2047 - 310	304
	CGCMT_16-P5	2.84% - 10/10/2049 - 98	96
	COMCAST CORPORATION	5.35% - 11/15/2027 - 450	465
	COREBRIDGE FINANCIAL INC	3.65% - 04/05/2027 - 200	193
	DLLST_22-1A	3.40% - 01/21/2025 - 76	75
	DLLMT_21-1A	1.00% - 07/21/2025 - 382	374
	JOHN DEERE CAPITAL CORP	4.95% - 07/14/2028 - 450	461
	DIAGEO CAPITAL PLC	5.30% - 10/24/2027 - 400	413
	WALT DISNEY COMPANY (THE)	1.75% - 01/13/2026 - 425	402
	DOMINION RESOURCES INC	3.90% - 10/01/2025 - 375	368
	DOWDUPONT INC	4.49% - 11/15/2025 - 250	248
	DUKE ENERGY CORP	4.30% - 03/15/2028 - 350	345
	ERAC USA FINANCE LLC	4.60% - 05/01/2028 - 375	373
	ENBRIDGE INC	6.00% - 11/15/2028 - 250	263
	ENTERPRISE PRODUCTS OPERA	4.15% - 10/16/2028 - 200	198
	OSCAR_21-2A	0.86% - 09/10/2025 - 288	285
	EVERSOURCE ENERGY	5.45% - 03/01/2028 - 350	360
	EXELON CORPORATION	5.15% - 03/15/2028 - 350	355
	FGOLD 30YR	6.50% - 03/01/2032 - 6	7
	FGOLD 30YR GIANT	4.00% - 12/01/2042 - 17	16
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 3	3
	FGOLD 15YR GIANT	5.00% - 03/01/2025 - 3	3
	FGOLD 15YR GIANT	4.00% - 01/01/2025 - 0	0
	FGOLD 15YR GIANT	4.00% - 04/01/2026 - 1	1
	FGOLD 15YR GIANT	3.50% - 08/01/2029 - 13	12
	FGOLD 15YR GIANT	3.50% - 09/01/2029 - 4	4
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR GIANT	4.00% - 07/01/2026 - 1	1
	FGOLD 15YR GIANT	4.00% - 06/01/2026 - 0	0
	FGOLD 15YR GIANT	4.00% - 10/01/2025 - 1	1
	FGOLD 15YR GIANT	3.50% - 05/01/2027 - 1	1
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 1	1
	FGOLD 15YR GIANT	4.00% - 05/01/2026 - 3	3
	FGOLD 15YR GIANT	4.00% - 07/01/2026 - 1	1
	FGOLD 15YR GIANT	3.50% - 01/01/2027 - 16	16
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR GIANT	3.50% - 01/01/2029 - 1	1
	FGOLD 15YR GIANT	3.50% - 11/01/2029 - 2	2
	FGOLD 15YR GIANT	3.50% - 08/01/2032 - 2	2
	FGOLD 30YR GIANT	3.50% - 03/01/2045 - 5	5
	FGOLD 30YR GIANT	4.00% - 03/01/2045 - 3	3
	FGOLD 30YR GIANT	4.00% - 02/01/2045 - 3	3
	FGOLD 30YR GIANT	3.50% - 09/01/2045 - 4	4
	FGOLD 30YR GIANT	3.50% - 06/01/2045 - 9	8
	FGOLD 30YR GIANT	3.50% - 12/01/2045 - 9	8
	FGOLD 30YR GIANT	3.50% - 06/01/2046 - 6	6

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FGOLD 30YR GIANT	3.50% - 08/01/2046 - 14	13
	FGOLD 15YR GIANT	4.00% - 07/01/2024 - 0	0
	FGOLD 15YR GIANT	4.00% - 06/01/2025 - 1	1
	FGOLD 15YR GIANT	4.00% - 03/01/2025 - 0	0
	FGOLD 15YR GIANT	3.50% - 03/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 11/01/2025 - 3	3
	FGOLD 15YR GIANT	3.50% - 06/01/2026 - 2	2
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 08/01/2026 - 5	5
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 6	6
	FGOLD 15YR GIANT	3.50% - 04/01/2027 - 1	1
	FGOLD 15YR GIANT	3.50% - 03/01/2029 - 1	1
	FGOLD 15YR GIANT	3.50% - 10/01/2028 - 0	0
	FGOLD 15YR GIANT	3.50% - 08/01/2029 - 20	19
	FGOLD 15YR GIANT	3.50% - 11/01/2029 - 32	31
	FGOLD 15YR GIANT	3.50% - 04/01/2030 - 2	2
	FGOLD 15YR GIANT	3.00% - 05/01/2031 - 26	25
	FGOLD 15YR GIANT	3.50% - 08/01/2033 - 20	20
	FGOLD 15YR GIANT	3.00% - 09/01/2033 - 21	20
	FGOLD 15YR GIANT	3.50% - 12/01/2033 - 28	28
	FGOLD 15YR	4.00% - 07/01/2025 - 2	1
	FGOLD 15YR	4.00% - 07/01/2025 - 0	0
	FGOLD 15YR	4.00% - 03/01/2025 - 1	1
	FGOLD 15YR	4.00% - 02/01/2025 - 1	1
	FGOLD 15YR	4.00% - 04/01/2025 - 0	0
	FGOLD 15YR	4.00% - 06/01/2025 - 0	0
	FGOLD 15YR	3.50% - 11/01/2025 - 1	1
	FGOLD 15YR	3.50% - 11/01/2025 - 0	0
	FGOLD 15YR	3.50% - 12/01/2025 - 1	1
	FGOLD 15YR	3.50% - 08/01/2025 - 1	1
	FGOLD 15YR	3.50% - 10/01/2025 - 2	2
	FGOLD 15YR	3.50% - 10/01/2025 - 1	1
	FGOLD 15YR	3.50% - 10/01/2025 - 0	0
	FGOLD 15YR	3.50% - 11/01/2025 - 1	1
	FGOLD 15YR	3.50% - 11/01/2025 - 0	0
	FGOLD 15YR	3.50% - 11/01/2025 - 1	1
	FGOLD 15YR	3.50% - 11/01/2025 - 1	1
	FGOLD 15YR	3.50% - 12/01/2025 - 1	1
	FGOLD 15YR	3.50% - 12/01/2025 - 1	1
	FGOLD 15YR	3.50% - 12/01/2025 - 2	2
	FGOLD 15YR	3.50% - 02/01/2026 - 2	2
	FGOLD 15YR	4.00% - 03/01/2026 - 1	1
	FGOLD 15YR	3.50% - 01/01/2026 - 1	1
	FGOLD 15YR	3.50% - 03/01/2026 - 2	1
	FGOLD 15YR	3.50% - 03/01/2026 - 3	3
	FGOLD 15YR	4.00% - 03/01/2026 - 1	1
	FGOLD 15YR	3.50% - 03/01/2026 - 2	2
	FGOLD 15YR	3.50% - 04/01/2026 - 1	1
	FGOLD 15YR	4.00% - 05/01/2026 - 1	1
	FGOLD 15YR	3.50% - 04/01/2026 - 1	1
	FGOLD 15YR	3.50% - 08/01/2026 - 2	2

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FGOLD 15YR	3.50% - 06/01/2026 - 2	2
	FGOLD 15YR	3.50% - 06/01/2026 - 1	1
	FGOLD 15YR	4.00% - 06/01/2026 - 11	10
	FGOLD 15YR	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR	3.50% - 08/01/2026 - 1	1
	FGOLD 15YR	3.50% - 07/01/2026 - 2	2
	FGOLD 15YR	3.50% - 07/01/2026 - 2	2
	FGOLD 15YR	3.50% - 08/01/2026 - 2	2
	FGOLD 15YR	3.50% - 08/01/2026 - 0	0
	FGOLD 15YR	3.50% - 08/01/2026 - 2	2
	FGOLD 15YR	3.50% - 09/01/2026 - 5	4
	FGOLD 15YR	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR	3.00% - 09/01/2026 - 1	1
	FGOLD 15YR	3.00% - 02/01/2027 - 1	1
	FGOLD 15YR	3.00% - 12/01/2026 - 0	0
	FGOLD 15YR	3.50% - 01/01/2027 - 0	0
	FGOLD 15YR	3.50% - 03/01/2027 - 6	6
	FGOLD 15YR	4.00% - 06/01/2025 - 0	0
	FGOLD 15YR	4.00% - 07/01/2025 - 1	1
	FGOLD 15YR	4.00% - 08/01/2025 - 1	1
	FGOLD 15YR	4.00% - 09/01/2025 - 0	0
	FGOLD 15YR	3.50% - 10/01/2025 - 7	7
	FGOLD 15YR	3.50% - 11/01/2025 - 2	2
	FGOLD 15YR	3.50% - 12/01/2025 - 2	2
	FGOLD 15YR	3.50% - 06/01/2026 - 2	2
	FGOLD 15YR	3.50% - 05/01/2026 - 9	9
	FGOLD 15YR	3.50% - 06/01/2026 - 1	1
	FGOLD 15YR	3.50% - 07/01/2026 - 4	4
	FGOLD 15YR	3.50% - 10/01/2026 - 1	1
	FGOLD 15YR	3.50% - 09/01/2026 - 4	4
	FGOLD 15YR	3.50% - 05/01/2032 - 9	8
	FGOLD 15YR	3.00% - 07/01/2032 - 4	4
	FGOLD 15YR	3.00% - 01/01/2033 - 76	73
	FGOLD 15YR	3.00% - 03/01/2033 - 39	37
	FHLB	2.88% - 06/14/2024 - 1,700	1,681
	FHLB	3.00% - 03/12/2027 - 50	48
	FHLB	2.13% - 12/11/2026 - 300	283
	FHLB	1.25% - 12/21/2026 - 1,780	1,638
	FHLMC 15YR UMBS MIRROR	3.00% - 03/01/2031 - 123	118
	FHLMC 15YR UMBS MIRROR	3.00% - 01/01/2033 - 99	94
	FHLMC 15YR UMBS MIRROR	2.50% - 04/01/2030 - 18	17
	FHLMC 15YR UMBS MIRROR	2.50% - 11/01/2032 - 120	113
	FHLMC 15YR UMBS MIRROR	2.50% - 07/01/2032 - 8	7
	FHLMC 15YR UMBS MIRROR	2.50% - 05/01/2033 - 120	111
	FHLMC 15YR UMBS MIRROR	3.00% - 04/01/2034 - 35	33
	FHLMC 15YR UMBS SUPER	3.00% - 01/01/2034 - 35	33
	FHLMC 15YR UMBS SUPER	3.00% - 08/01/2034 - 22	21
	FHLMC 15YR UMBS SUPER	2.50% - 08/01/2034 - 66	61
	FHLMC 15YR UMBS SUPER	2.50% - 10/01/2034 - 12	11
	FHLMC 15YR UMBS SUPER	2.00% - 06/01/2035 - 235	212

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FHLMC 15YR UMBS SUPER	2.00% - 09/01/2035 - 50	45
	FHLMC 15YR UMBS SUPER	2.00% - 10/01/2035 - 54	48
	FHLMC 15YR UMBS SUPER	5.00% - 07/01/2038 - 461	464
	FHLMC 15YR UMBS SUPER	5.50% - 11/01/2038 - 238	242
	FHLMC GOLD 30YR	3.50% - 03/01/2045 - 10	10
	FHLMC GOLD 30YR	3.50% - 05/01/2046 - 5	4
	FFCB	3.88% - 02/02/2026 - 275	272
	FFCB	4.63% - 11/13/2028 - 775	795
	FFCB	4.88% - 04/20/2026 - 4,050	4,099
	FHLMC 15YR UMBS	3.00% - 12/01/2034 - 38	36
	FHLMC 15YR UMBS	3.00% - 12/01/2034 - 28	26
	FHLMC 15YR UMBS	2.00% - 08/01/2035 - 48	44
	FHLMC 15YR UMBS	2.00% - 08/01/2035 - 72	65
	FNMA 30YR	5.00% - 08/01/2034 - 8	8
	FHLMC_K038	3.39% - 03/25/2024 - 303	302
	FHLMC_K041	3.17% - 10/25/2024 - 54	53
	FHLMC_K047	3.33% - 05/25/2025 - 295	289
	FHLMC_K048	3.28% - 06/25/2025 - 550	538
	FHLMC_K050	2.80% - 01/25/2025 - 31	31
	FHLMC_K052	3.15% - 11/25/2025 - 85	83
	FHLMC_K054	2.30% - 01/25/2025 - 5	5
	FHLMC_K060	3.30% - 10/25/2026 - 295	286
	FHMS_17-K066	2.80% - 12/25/2026 - 180	175
	FHLMC_K731	3.60% - 02/25/2025 - 87	85
	FHLMC_K736	1.90% - 06/25/2025 - 21	21
	FNMA 30YR	7.00% - 09/01/2031 - 0	0
	FNMA 15YR	3.50% - 01/01/2026 - 1	1
	FNMA 15YR	3.50% - 01/01/2026 - 2	2
	FNMA 15YR	3.50% - 02/01/2026 - 1	1
	FNMA 15YR	3.50% - 02/01/2026 - 8	8
	FNMA 15YR	3.50% - 02/01/2026 - 6	6
	FNMA 15YR	4.00% - 03/01/2026 - 1	1
	FNMA 15YR	4.00% - 05/01/2026 - 0	0
	FNMA 15YR	3.50% - 09/01/2026 - 0	0
	FNMA 15YR	3.50% - 10/01/2026 - 1	1
	FNMA 15YR	4.50% - 06/01/2026 - 2	2
	FNMA 15YR	3.50% - 08/01/2026 - 5	5
	FNMA 15YR	3.50% - 08/01/2026 - 8	8
	FNMA 15YR	3.50% - 09/01/2026 - 2	2
	FNMA 15YR	3.50% - 10/01/2026 - 20	19
	FNMA 15YR	3.50% - 11/01/2026 - 1	1
	FNMA 30YR	4.00% - 12/01/2041 - 7	7
	FNMA 15YR	3.50% - 01/01/2027 - 15	15
	FNMA 15YR	4.00% - 11/01/2026 - 6	6
	FNMA 15YR	3.50% - 01/01/2027 - 15	15
	FNMA 15YR	5.00% - 09/01/2025 - 0	0
	FNMA 15YR	3.50% - 08/01/2027 - 7	7
	FNMA 15YR	3.50% - 11/01/2027 - 2	2
	FNMA 15YR	3.50% - 06/01/2027 - 6	6
	FNMA 30YR	4.50% - 10/01/2043 - 7	6
	FNMA 15YR	4.00% - 01/01/2029 - 5	5

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR	4.00% - 01/01/2029 - 5	5
	FNMA 15YR	4.00% - 01/01/2029 - 5	5
	FNMA 15YR	4.00% - 01/01/2029 - 4	4
	FNMA 15YR	3.50% - 10/01/2029 - 6	6
	FNMA 15YR	3.50% - 04/01/2030 - 11	11
	FNMA 15YR	3.00% - 09/01/2031 - 3	3
	FNMA 15YR	3.00% - 11/01/2031 - 2	2
	FNMA 15YR	3.50% - 06/01/2030 - 49	48
	FNMA 15YR	3.50% - 02/01/2031 - 20	19
	FNMA 15YR	3.50% - 10/01/2028 - 38	37
	FNMA 15YR	3.50% - 11/01/2028 - 8	8
	FNMA 15YR	3.50% - 12/01/2028 - 2	2
	FNMA 15YR	3.50% - 06/01/2029 - 19	19
	FNMA 15YR	3.50% - 08/01/2029 - 2	2
	FNMA 30YR	4.00% - 08/01/2044 - 19	19
	FNMA 15YR	3.50% - 09/01/2029 - 5	5
	FNMA 30YR	4.00% - 10/01/2044 - 7	7
	FNMA 15YR	3.00% - 07/01/2030 - 5	5
	FNMA 30YR	3.50% - 06/01/2045 - 9	8
	FNMA 30YR	3.50% - 11/01/2045 - 23	22
	FNMA 15YR	3.00% - 10/01/2030 - 35	34
	FNMA 15YR	3.00% - 10/01/2030 - 1	1
	FNMA 30YR	4.00% - 10/01/2045 - 2	2
	FNMA 30YR	3.50% - 01/01/2046 - 8	8
	FNMA 15YR	3.00% - 02/01/2031 - 19	19
	FNMA 15YR	3.00% - 04/01/2031 - 24	23
	FNMA 15YR	2.00% - 02/01/2032 - 44	40
	FNMA 15YR	3.50% - 08/01/2026 - 3	3
	FNMA 15YR	3.50% - 01/01/2029 - 2	2
	FNMA 15YR	3.50% - 02/01/2029 - 17	17
	FNMA 15YR	3.00% - 07/01/2029 - 7	7
	FNMA 15YR	3.50% - 07/01/2029 - 24	23
	FNMA 15YR	3.50% - 01/01/2027 - 8	8
	FNMA 15YR	3.50% - 08/01/2029 - 5	5
	FNMA 15YR	3.00% - 09/01/2029 - 40	38
	FNMA 15YR	3.00% - 02/01/2030 - 16	15
	FNMA 15YR	3.50% - 12/01/2029 - 5	5
	FNMA 15YR	3.00% - 09/01/2030 - 21	20
	FNMA 15YR	3.00% - 10/01/2030 - 6	6
	FNMA 30YR	5.50% - 10/01/2032 - 2	2
	FNMA_03-W11	6.72% - 06/25/2033 - 1	1
	FNMA 30YR	5.50% - 03/01/2033 - 14	15
	FNMA 30YR	5.50% - 03/01/2033 - 2	3
	FNMA 30YR	5.50% - 08/01/2033 - 1	1
	FNMA 10/1 HYBRID ARM	6.23% - 11/01/2033 - 3	3
	FNMA 30YR	5.00% - 03/01/2036 - 5	5
	FNMA 10/1 HYBRID ARM	6.07% - 12/01/2033 - 1	1
	FNMA 30YR	5.50% - 02/01/2029 - 5	5
	FNMA 10/1 HYBRID ARM	5.80% - 10/01/2034 - 2	2
	FNMA 15YR	3.00% - 11/01/2030 - 26	25
	FNMA 30YR	3.50% - 12/01/2045 - 7	7

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR	3.00% - 03/01/2031 - 40	38
	FNMA 15YR	3.00% - 04/01/2031 - 34	32
	FNMA 30YR	3.50% - 03/01/2046 - 2	1
	FNMA 30YR	3.50% - 12/01/2045 - 2	2
	FNMA 30YR	3.50% - 03/01/2046 - 4	3
	FNMA 15YR	3.00% - 03/01/2031 - 35	34
	FNMA 30YR	4.00% - 03/01/2047 - 28	27
	FNMA 15YR	3.00% - 03/01/2032 - 4	4
	FNMA 15YR	3.00% - 04/01/2032 - 56	53
	FNMA 15YR	3.00% - 04/01/2032 - 31	29
	FNMA 15YR	3.00% - 06/01/2032 - 5	5
	FNMA 15YR	3.00% - 07/01/2032 - 46	44
	FNMA 15YR	3.00% - 09/01/2032 - 73	70
	FNMA 15YR	3.50% - 11/01/2032 - 38	37
	FNMA 15YR UMBS	2.50% - 12/01/2034 - 41	38
	FNMA 15YR UMBS	2.50% - 02/01/2035 - 107	100
	FNMA 15YR	3.50% - 02/01/2032 - 99	96
	FNMA 15YR	3.00% - 04/01/2032 - 95	92
	FNMA 15YR	3.00% - 12/01/2033 - 4	4
	FNMA 15YR	3.00% - 02/01/2034 - 28	26
	FNMA 15YR UMBS	5.00% - 12/01/2037 - 492	495
	FNMA 15YR UMBS SUPER	2.00% - 07/01/2035 - 37	34
	FNMA 15YR UMBS SUPER	2.00% - 09/01/2035 - 135	122
	FNMA 15YR	5.00% - 07/01/2025 - 1	1
	FNMA 15YR	3.50% - 10/01/2025 - 5	5
	FNMA 15YR	3.50% - 10/01/2026 - 0	0
	FNMA 15YR	3.50% - 03/01/2026 - 3	3
	FNMA 15YR	3.00% - 02/01/2031 - 31	30
	FNMA 15YR	5.00% - 03/01/2024 - 0	0
	FNMA 15YR	4.50% - 03/01/2024 - 0	0
	FNMA 15YR	3.50% - 11/01/2025 - 0	0
	FNMA 15YR	3.50% - 11/01/2025 - 2	2
	FNMA 15YR	4.00% - 06/01/2025 - 0	0
	FNMA 15YR	4.00% - 07/01/2025 - 1	1
	FNMA 15YR	4.00% - 08/01/2025 - 1	1
	FNMA 15YR	3.50% - 01/01/2026 - 3	3
	FNMA 15YR	3.50% - 01/01/2026 - 1	1
	FNMA 15YR	3.50% - 02/01/2026 - 12	12
	FNMA 15YR	3.50% - 04/01/2026 - 2	2
	FNMA 15YR	3.50% - 08/01/2026 - 1	1
	FNMA 15YR	3.50% - 11/01/2026 - 1	1
	FNMA 15YR	5.00% - 08/01/2024 - 0	0
	FNMA 15YR	4.50% - 12/01/2024 - 0	0
	FNMA 15YR	4.50% - 02/01/2025 - 1	1
	FNMA 15YR	4.50% - 04/01/2025 - 0	0
	FNMA 15YR	3.00% - 05/01/2031 - 34	33
	FNMA 15YR	3.00% - 10/01/2033 - 30	29
	FNMA 15YR	3.00% - 01/01/2034 - 5	5
	FNMA 15YR	3.00% - 08/01/2031 - 40	39
	FNMA 15YR	3.00% - 11/01/2031 - 37	35
	FNMA 15YR	3.00% - 01/01/2032 - 33	31

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 30YR	4.00% - 08/01/2047 - 15	15
	FNMA 15YR	2.50% - 02/01/2033 - 130	123
	FNMA 15YR	3.00% - 09/01/2033 - 132	125
	FNMA 15YR	3.50% - 09/01/2033 - 16	16
	FNMA 30YR	3.50% - 04/01/2049 - 6	6
	FNMA 15YR	3.00% - 06/01/2034 - 18	17
	FNMA 15YR UMBS	3.00% - 08/01/2034 - 91	86
	FNMA 30YR UMBS	3.50% - 08/01/2049 - 25	24
	FNMA 15YR UMBS	2.50% - 09/01/2034 - 48	45
	FNMA 15YR UMBS	2.50% - 10/01/2034 - 54	51
	FNMA 15YR UMBS	3.00% - 12/01/2034 - 21	20
	FNMA 15YR UMBS	2.00% - 06/01/2035 - 16	14
	FNMA 15YR UMBS	2.00% - 07/01/2035 - 132	119
	FNMA 15YR UMBS	2.50% - 08/01/2035 - 104	96
	FNMA 15YR	4.00% - 04/01/2025 - 1	1
	FNMA 15YR	4.00% - 05/01/2025 - 1	1
	FNMA 15YR	4.00% - 06/01/2025 - 1	1
	FNMA 15YR	3.50% - 12/01/2025 - 1	1
	FNMA 15YR	3.50% - 08/01/2025 - 2	2
	FNMA 15YR	3.50% - 09/01/2025 - 1	1
	FNMA 15YR	3.50% - 10/01/2025 - 1	1
	FNMA 15YR	3.50% - 11/01/2025 - 4	4
	FNMA 15YR	3.50% - 10/01/2025 - 3	3
	FNMA 15YR	3.50% - 11/01/2025 - 1	1
	FNMA 15YR	3.50% - 12/01/2025 - 7	7
	FORDO_23-A	4.65% - 02/15/2028 - 500	498
	FORDR_21-2	1.53% - 05/15/2034 - 1,425	1,294
	FORDO_22-A	1.29% - 06/15/2026 - 123	120
	FORDL_22-A	3.23% - 05/15/2025 - 67	67
	FORDF_19-4	2.44% - 09/15/2026 - 740	724
	FORDR_20-1	2.04% - 08/15/2031 - 1,500	1,450
	FORDR_19-1	3.52% - 07/15/2030 - 540	540
	GNMA2 30YR	3.50% - 04/20/2047 - 28	27
	GNMA2 30YR	3.50% - 07/20/2046 - 27	25
	GNMA2 30YR	3.50% - 01/20/2047 - 32	30
	GFORT_23-1	5.34% - 06/15/2028 - 600	605
	GSMS_16-GS3	2.78% - 10/10/2049 - 169	164
	GSMS_17-GS7	3.20% - 08/10/2050 - 147	141
	GE HEALTHCARE TECHNOLOGIE	5.65% - 11/15/2027 - 180	186
	GENERAL DYNAMICS CORPORAT	3.75% - 05/15/2028 - 325	319
	GILEAD SCIENCES INC	1.20% - 10/01/2027 - 375	334
	GMCAR_23-1	4.66% - 02/16/2028 - 300	299
	GOLDMAN SACHS GROUP INC	3.81% - 04/23/2029 - 850	807
	GALC_21-1	0.34% - 08/15/2024 - 24	24
	GALC_21-2	0.67% - 07/15/2025 - 148	144
	HCA INC	4.13% - 06/15/2029 - 175	167
	HSBC HOLDINGS PLC	6.16% - 03/09/2029 - 625	646
	HAROT_20-3	0.46% - 04/19/2027 - 75	75
	HONEYWELL INTERNATIONAL I	4.25% - 01/15/2029 - 325	326
	HART_20-C	0.38% - 05/15/2025 - 17	17
	HART_22-C	5.52% - 10/16/2028 - 325	332

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	HART_21-B	0.38% - 01/15/2026 - 458	448
	JPMCC_16-JP2	2.71% - 08/15/2049 - 273	264
	JPMBB_14-C23	3.67% - 09/15/2047 - 153	151
	JPMBB_14-C23	3.93% - 09/15/2047 - 290	285
	JPMBB_14-C24	3.37% - 11/15/2047 - 575	565
	JPMBB_15-C28	3.04% - 10/15/2048 - 52	51
	JPMBB_15-C33	3.56% - 12/15/2048 - 99	97
	JPMBB_16-C1	3.58% - 03/17/2049 - 425	407
	JPMBB_16-C1	3.32% - 03/15/2049 - 62	60
	JPMCC_16-JP4	3.47% - 12/15/2049 - 66	64
	JPMORGAN CHASE & CO	4.01% - 04/23/2029 - 1,100	1,059
	JPMCC_17-JP5	3.55% - 03/15/2050 - 496	480
	JDOT_23-A	5.01% - 11/15/2027 - 525	524
	KINDER MORGAN INC	1.75% - 11/15/2026 - 425	391
	KCOT_23-1A	5.02% - 06/15/2027 - 750	753
	KCOT_21-1A	0.62% - 08/15/2025 - 117	115
	L3HARRIS TECHNOLOGIES INC	3.85% - 12/15/2026 - 275	270
	LYB INTERNATIONAL FINANCE	1.25% - 10/01/2025 - 330	308
	LOCKHEED MARTIN CORPORATI	4.45% - 05/15/2028 - 325	327
	LOEWS CORPORATION	3.75% - 04/01/2026 - 400	390
	LOWES COMPANIES INC	3.65% - 04/05/2029 - 400	386
	WARNERMEDIA HOLDINGS INC	4.05% - 03/15/2029 - 375	356
	MBART_21-1	0.46% - 06/15/2026 - 190	184
	MERCK & CO INC	1.90% - 12/10/2028 - 400	360
	MET LIFE GLOBAL FUNDING I	3.45% - 12/18/2026 - 325	313
	MICROSOFT CORPORATION	2.88% - 02/06/2024 - 275	274
	MMAF_20-A	0.97% - 04/09/2027 - 288	275
	MONDELEZ INTERNATIONAL IN	2.63% - 03/17/2027 - 325	306
	MSBAM_15-C23	3.72% - 07/15/2050 - 575	557
	MSC_17-H1	3.09% - 06/15/2050 - 171	169
	MSC_17-H1	3.30% - 06/15/2050 - 115	113
	MORGAN STANLEY	6.30% - 10/18/2028 - 900	944
	MSBAM_14-C19	3.53% - 12/15/2047 - 575	555
	MSBAM_15-C25	3.38% - 10/15/2048 - 73	72
	MSBAM_15-C25	3.37% - 10/15/2048 - 155	150
	MSC_16-UBS9	3.59% - 03/15/2049 - 205	196
	MSBAM_17-C33	3.40% - 05/15/2050 - 312	304
	NEXTERA ENERGY CAPITAL HO	4.63% - 07/15/2027 - 375	375
	NISOURCE INC	5.25% - 03/30/2028 - 325	332
	ONTARIO (PROVINCE OF)	2.30% - 06/15/2026 - 525	500
	ORACLE CORPORATION	4.50% - 05/06/2028 - 350	350
	OSCAR_22-1A	2.30% - 04/10/2026 - 505	494
	PNC FINANCIAL SERVICES GR	5.35% - 12/02/2028 - 250	253
	PPL CAPITAL FUNDING INC	3.10% - 05/15/2026 - 350	336
	PEPSICO INC	3.60% - 02/18/2028 - 350	343
	PFIZER INVESTMENT ENTERPR	4.45% - 05/19/2028 - 425	425
	PHILLIPS 66	4.95% - 12/01/2027 - 325	328
	PRICOA GLOBAL FUNDING I	5.10% - 05/30/2028 - 370	376
	PRINCIPAL LIFE GLOBAL FUN	1.50% - 11/17/2026 - 180	164
	PROCTER & GAMBLE CO	1.90% - 02/01/2027 - 350	327
	ROYAL BANK OF CANADA	5.20% - 08/01/2028 - 500	510

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	SCFET_22-1A	2.92% - 07/20/2029 - 98	96
	SDART_22-3	3.40% - 12/15/2026 - 131	130
	SDART_22-2	2.98% - 10/15/2026 - 71	71
	SDART_23-2	5.21% - 07/15/2027 - 750	748
	SHELL INTERNATIONAL FINAN	2.38% - 11/07/2029 - 450	405
	SIEMENS FINANCIERINGSMAAT	1.20% - 03/11/2026 - 350	325
	SOUTHERN CO	1.75% - 03/15/2028 - 450	400
	STATE STREET CORPORATION	5.68% - 11/21/2029 - 475	491
	T-MOBILE USA INC	4.75% - 02/01/2028 - 375	374
	TARGET CORPORATION	1.95% - 01/15/2027 - 450	420
	TORONTO-DOMINION BANK	5.52% - 07/17/2028 - 500	515
	TAOT_23-C	5.16% - 04/17/2028 - 350	353
	TALNT_20-1A	1.35% - 05/25/2033 - 1,575	1,495
	TAOT_22-A	1.23% - 06/15/2026 - 177	172
	TRUIST FINANCIAL CORP	7.16% - 10/30/2029 - 325	351
	UBSCM_17-C1	3.26% - 06/15/2050 - 58	56
	UBSCM_17-C3	3.22% - 08/15/2050 - 508	489
	UNION PACIFIC CORPORATION	3.25% - 08/15/2025 - 275	269
	US BANCORP	5.78% - 06/12/2029 - 425	437
	TREASURY NOTE	1.25% - 04/30/2028 - 7,225	6,469
	TREASURY NOTE	3.88% - 01/15/2026 - 2,450	2,432
	UNITED TECHNOLOGIES CORPO	4.13% - 11/16/2028 - 350	342
	UNITEDHEALTH GROUP INC	2.95% - 10/15/2027 - 570	542
	VERIZON COMMUNICATIONS IN	2.10% - 03/22/2028 - 375	339
	VOYA FINANCIAL INC	3.65% - 06/15/2026 - 350	338
	WFRBS_14-C21	3.68% - 08/15/2047 - 260	256
	WFRBS_14-C23	3.92% - 10/15/2057 - 255	249
	WEC ENERGY GROUP INC	4.75% - 01/15/2028 - 350	350
	WFCM_15-C26	2.91% - 02/15/2048 - 42	40
	WFCM_15-LC20	2.93% - 04/15/2050 - 575	559
	WFCM_15-NXS1	3.15% - 05/15/2048 - 1,225	1,184
	WFCM_15-NXS1	2.93% - 05/15/2048 - 12	11
	WFCM_15-C29	3.40% - 06/15/2048 - 7	7
	WFCM_15-C31	3.49% - 11/15/2048 - 37	36
	WFCM_16-LC25	3.49% - 12/15/2059 - 193	189
	WELLS FARGO & COMPANY	6.30% - 10/23/2029 - 900	949
	WFCM_17-C40	2.50% - 10/15/2050 - 191	188
	WFCM_18-C45	4.15% - 06/15/2051 - 265	262
	WFCM_18-C46	4.09% - 08/15/2051 - 328	321
	WFCM_19-C53	2.04% - 10/15/2052 - 32	32
	WILLIAMS COMPANIES INC	5.30% - 08/15/2028 - 375	384
	WOART_23-C	5.15% - 11/15/2028 - 725	731
	WOART_22-A	1.69% - 05/17/2027 - 848	823
	UMBS 15YR TBA(REG B)	2.50% - 01/18/2039 - 350	322
	UMBS 15YR TBA(REG B)	4.00% - 01/18/2039 - 2,700	2,649
	UMBS 15YR TBA(REG B)	4.50% - 01/18/2039 - 2,225	2,214
	UMBS 15YR TBA(REG B)	5.00% - 01/18/2039 - 1,050	1,056
**	Adjustment from fair value to contract value for GICs		5,770
		Total fully benefit-responsive investment contracts	109,125
		Total investments	$1,682,831

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 9.50%
		Maturities through 2053	$23,418

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan
** All investments are stated at fair value as of December 31, 2023 with the exception of the fully benefit-responsive investment contracts, which are stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 20, 2024	/s/ Ryan W. Paulson
Ryan W. Paulson
Vice President, Controller and Benefits Committee Member
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Insero & Co. CPAs, LLP